Exhibit 99.1

Can-Fite Granted Key NASH Patent in Israel

Phase IIb NASH study is currently enrolling patients; Phase IIa met endpoints including reduced liver fat content

PETACH TIKVA, Israel, May 16, 2022 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, today announced that its patent titled “An A3 Adenosine Receptor Ligand For Use In Treating Ectopic Fat Accumulation” has been granted by the Israel Patent Office.

This patent has been issued in approximately 40 countries and territories including Japan, South Korea, Hong Kong, Mexico, and in the European Union. It addresses the use of the A3 Adenosine Receptor (A3AR) ligand, the target receptor for Can-Fite’s drug platform technology, for the treatment of ectopic fat accumulation particularly in fatty liver as manifested in non-alcoholic fatty liver disease (NAFLD) and non-alcoholic steatohepatitis (NASH). The treatment of NASH is a market estimated to reach $35 billion by 2025.

Can-Fite is currently enrolling and treating patients in a Phase IIb NASH study of its liver drug candidate Namodenoson. The multi-center, randomized, double blind, and placebo controlled study of biopsy-confirmed NASH patients will measure efficacy periodically through biomarkers, with a primary efficacy endpoint determined by liver biopsy at the end of the treatment period. In a prior Phase IIa study, Namodenoson met endpoints including reduced liver fat content, anti-inflammatory effects, and decreased body weight with excellent safety.

“The treatment of NASH is an enormous unmet need that Can-Fite seeks to meet through our advanced stage clinical trial and our expanding patent estate for the use of our target A3AR in the treatment of fatty liver disease,” stated Can-Fite CEO Dr. Pnina Fishman.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson is being evaluated in a pivotal Phase III trial as a second line treatment for hepatocellular carcinoma, and in a Phase IIb trial as a treatment for non-alcoholic steatohepatitis (NASH). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson has completed enrollment in a Phase III trial for psoriasis. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of non-alcoholic steatohepatitis (NASH), and enrollment is expected to commence in a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the impact of the COVID-19 pandemic; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114